SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of July, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]         Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: July 14, 2006	By:	/s/ Andrew Boulanger
	Name:	Andrew Boulanger
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Annual Meeting of Shareholders dated June 30, 2006 (Meeting Date August 8, 2006)

99.2	Notice of Annual Meeting and Management Information Circular

99.3	Form of Proxy for Annual Meeting

99.4	Confirmation of Mailing by Computershare Investor Services, Inc. dated July 12, 2006

Exhibit 99.1

BENNETT ENVIRONMENTAL INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the “Meeting”) of the shareholders of Bennett Environmental Inc. (the “Corporation”) will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, August 8, 2006 at 9:00 a.m. (Eastern Standard Time) for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;

2.	To elect directors of the Corporation;

3.	To appoint auditors; and

4.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting are: (1) the Circular; (2) a form of proxy; and (3) a reply card for use by shareholders who wish to receive the Corporation’s interim and/or annual financial statements.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy, and deposit it with Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department before 9:00 a.m. (Eastern Standard Time) on Thursday, August 3, 2006, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you fail to follow these instructions, your shares may not be eligible to be voted at the Meeting.

This Notice of Meeting, the Circular, the form of proxy for the Meeting and the reply card are first being sent to shareholders of the Corporation on or about July 13, 2006.

By Order of the Board

“David Williams”

David Williams Chairman

Oakville, Ontario

June 30, 2006

Exhibit 99.2

BENNETT ENVIRONMENTAL INC.

NOTICE OF ANNUAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

for the

Annual Shareholders Meeting

to be held on

Tuesday, August 8, 2006

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	2
MANAGEMENT INFORMATION CIRCULAR	3
GENERAL PROXY INFORMATION	3
Solicitation of Proxies	3
Quorum	3
Voting Shares and Principal Holders Thereof	3
Q&A on Proxy Voting	4
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	6
Reports of Board Committees	6
Report of the Audit Committee	6
Report of the Human Resources and Compensation Committee	8
Report of the Environmental and Safety Committee	10
Report of the Corporate Governance and Nominating Committee	11
EXECUTIVE COMPENSATION	12
Compensation of Directors	12
Compensation of Executive Officers	13
Summary Compensation Table for Named Executive Officers	13
2005 Stock Option/SAR Grants	15
Equity Compensation Plan Information	16
Pension and Retirement Savings Plans	16
Termination of Employment, Change in Responsibilities and Employment Contracts	16
Indebtedness of Directors and Officers	18
Performance Graph	18
Director and Officer Liability Insurance	18
Interests of Insiders and Others in Material Transactions	19
Interest of Certain Persons in Matters to be Acted Upon	19
Management Contracts	19
PARTICULARS OF MATTERS TO BE ACTED UPON	20
Financial Statements	20
Election of Directors	20
Appointment of Auditors	22
APPROVAL	23
OTHER MATTERS	23
SHAREHOLDERS PROPOSALS	23
ADDITIONAL INFORMATION	23
SCHEDULE “A”	A1
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	A1
Overview of Corporate Governance Practices	A1
Assumption of Responsibilities by the Board of Directors	A1
Corporate Governance Principles	A2
Composition of the Board of Directors	A2
Committees	A3
Position Descriptions	A3
Director Orientation and Continuing Education	A4
Board Functioning and Independence	A4
Shareholder Communications	A4
Code of Business Conduct and Ethics	A5
Whistleblower Policy	A5

BENNETT ENVIRONMENTAL INC.

INVITATION TO SHAREHOLDERS

June 30, 2006

Dear shareholder:

It is my pleasure to invite you to join your board of directors and the senior management of Bennett Environmental Inc. at our next annual meeting, which convenes at 9:00 a.m. (Eastern Standard Time) on August 8, 2006 at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

I urge you to attend if you can. This occasion is your opportunity to receive a first-hand account of how Bennett Environmental Inc. performed over the last fiscal year, as well as to hear our plans for the future. Should you have any questions for the board of directors or senior management, the shareholders meeting is an excellent place to raise those questions.

If you cannot attend in person, I encourage you to exercise the power of your proxy, which is well explained in the accompanying Management Information Circular.

I appreciate your participation, and I look forward to seeing you this August in Toronto.

Sincerely,

“David Williams”

David Williams

Chairman

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the “Meeting”) of the shareholders of Bennett Environmental Inc. (the “Corporation”) will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, August 8, 2006 at 9:00 a.m. (Eastern Standard Time) for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;

2.	To elect directors of the Corporation;

3.	To appoint auditors; and

4.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting are: (1) the Circular; (2) a form of proxy; and (3) a reply card for use by shareholders who wish to receive the Corporation’s interim and/or annual financial statements.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy, and deposit it with Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department before 9:00 a.m. (Eastern Standard Time) on Thursday, August 3, 2006, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you fail to follow these instructions, your shares may not be eligible to be voted at the Meeting.

This Notice of Meeting, the Circular, the form of proxy for the Meeting and the reply card are first being sent to shareholders of the Corporation on or about July 13, 2006.

By Order of the Board

“David Williams”

David Williams Chairman

Oakville, Ontario

June 30, 2006

BENNETT ENVIRONMENTAL INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Bennett Environmental Inc. (the “Corporation”) for use at the annual meeting (the “Meeting”) of shareholders of the Corporation (the “shareholders”) to be held on Tuesday, August 8, 2006, at 9:00 a.m. (Eastern Standard Time), or any adjournment thereof, at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

The solicitations will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation at nominal cost and/or by Computershare Trust Company of Canada. Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for reasonable out-of-pocket expenses incurred by them in this connection. The expenses of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by the Corporation.

This Circular, the Notice of Meeting and accompanying Proxy are being mailed on or about July 13, 2006.

QUORUM

The quorum for the transaction of business at the Meeting consists of two persons present in person, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder for an absent shareholder so entitled, and holding or representing not less than 10% of the total number of common shares of the Corporation (“Common Shares” or “shares”) issued and outstanding as of July 5, 2006.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series of which Series I Non-Voting Redeemable Preference Shares have been designated. As of the close of business on June 30, 2006, 21,614,940 Common Shares were outstanding and entitled to vote, and no preferred shares are outstanding. Each Common Share is entitled to one vote. The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol BEV and the American Stock Exchange (the “AMEX”) under the symbol BEL.

As of June 30, 2006, to the knowledge of the directors and officers of the Corporation, no person beneficially owns or exercises control or direction over more than ten percent (10%) of the outstanding Common Shares except the following:

Name and Municipality of Residence	Number of Common Shares		Percentage of Common Shares
Second City Capital Partners I, Limited Partnership Vancouver, British Columbia	2,326,300	(1)	10.8%

Note:

(1)	Includes 10,000 shares held by an affiliate.

Q&A ON PROXY VOTING

Q:	What am I voting on?

A:	Shareholders are voting on:

•	the election of directors to the board of directors of the Corporation (the “Board”) for 2006; and

•	the appointment of auditors for the Corporation for 2006.

Q:	Who is entitled to vote?

A:	Shareholders as of the close of business on July 5, 2006 (the “Record Date”) are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

If you acquired your shares after the Record Date, please refer to the answer to the question “What if ownership of shares has been transferred after July 5, 2006?” to determine how you may vote such shares.

Q:	How do I vote?

A:	There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. If your shares are held in the name of a nominee, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?” to determine how you may vote your shares.

Q:	What if I plan to attend the Meeting and vote in person?

A:	If you are a registered shareholder and plan to attend the Meeting on August 8, 2006 and wish to vote your shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the Meeting. If your shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question “If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?” for voting instructions.

Q:	Who is soliciting my proxy?

A:	The enclosed form of proxy is being solicited by management of Bennett Environmental Inc. and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by the employees of the Corporation and/or Computershare Trust Company of Canada.

Q:	What happens if I sign the form of proxy enclosed with this Circular?

A:	Signing the enclosed form of proxy gives authority to David Williams, Chairman of the Board of the Corporation, or failing him, Allan Bulckaert, President and Chief Executive Officer of the Corporation, or to another person you have appointed, to vote your shares at the Meeting.

Q:	Can I appoint someone other than these representatives to vote my shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?

A:	Return it to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, at “Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1”, or by fax to (416) 981-9803 or 1-866-249-7775, so that it arrives no later than 9:00 a.m. (Eastern Standard Time) on August 3, 2006. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, signed under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered either to the head office of the Corporation no later than 9:00 a.m. (Eastern Standard Time) on August 4, 2006 or to the Chairman on the day of the Meeting, August 8, 2006, or any adjournment of the Meeting, prior to the time of voting.

Q:	How will my shares be voted if I give my proxy?

A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions. In the absence of such directions, however, your shares will be voted in favour of the matters specified in the notice of meeting if you have appointed a management nominee as your proxyholder.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting which may properly come before the Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q:	How many shares are entitled to vote?

A:	As of June 30, 2006, there were 21,614,940 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on July 5, 2006.

Q:	What if ownership of shares has been transferred after July 5, 2006?

A:	The person who acquired such shares after July 5, 2006 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation no later than 4:00 p.m. (Eastern Standard Time) on July 29, 2006 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these shares at the Meeting.

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:	Who counts the votes?

A:	The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent as follows:

by mail:	or by telephone:

Computershare Trust Company of Canada Proxy Department 100 University Avenue, 9th Floor Toronto, Ontario, M5J 2Y1	within Canada and the United States at 1-800-332-0095 - all other countries (416) 981-9633

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A:	There are two ways you can vote your shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this Circular from your nominee, together with a request for voting instructions for the number of shares you hold.

For your shares to be voted for you, please follow the voting instructions provided by your nominee. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

Since only registered shareholders or their proxies can attend and vote at the Meeting, as a non-registered holder, if you attend the Meeting the Corporation’s shareholder register will not show you as a registered shareholder and the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form sent to you by your nominee. Then sign and return the voting instruction form by following the signing and returning instructions provided by your nominee. By doing so, you are instructing your nominee to appoint yourself as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian securities regulatory authorities have adopted National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 “Corporate Governance Guidelines” (“NP 58-201”), which provides guidance on corporate governance practices, and in the U.S., the United States Sarbanes-Oxley Act of 2002 as well as the AMEX new listing standards and corporate governance requirements (the “AMEX Provisions”) require similar disclosure.

A detailed description of the Corporation’s governance practices is provided in Schedule “A” to this Circular. The following are reports of Board committees which summarise the mandates and activities of each committee.

REPORTS OF BOARD COMMITTEES

Report of the Audit Committee

The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting. In discharging its responsibilities, the Audit Committee meets regularly with the Corporation’s external auditors and Chief Financial Officer. In 2003, the Audit Committee formally adopted an Audit Committee charter, which sets forth purposes of the Audit Committee and guidelines for its practices. On March 2, 2005, the Audit Committee adopted an amended and restated charter following a review thereof in light of the AMEX Provisions.

The composition of the Audit Committee complies with the provisions of the AMEX and the provisions of Multilateral Instrument 52-110 “Audit Committees” of the Canadian Securities Administrators (“MI 52-110”). The Audit Committee Charter can be found as Appendix I of the Corporation’s 2005 Annual Information Form dated May 31, 2006 and additional information about the Audit Committee can be found under the heading “Audit Committee Information” in the same document.

Under its charter, the Audit Committee’s primary duties and responsibilities are:

•	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

•	to monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance;

•	to monitor the independence and performance of the Corporation’s external auditors;

•	to provide an avenue of communication among the external auditors, management and the Board; and

•	to review the annual audited financial statements with management and the external auditors.

In carrying out its duties and responsibilities, the Audit Committee is required to perform the following tasks:

Review Procedures

•	reviewing and reassessing the adequacy of its charter at least annually and submit the charter to the Board for approval;

•	reviewing the Corporation’s annual audited financial statements and related documents prior to filing or distribution, including discussion with management and external auditors of significant issues regarding accounting principles, practice, and significant management estimates and judgments;

•	annually, in consultation with management, external auditors, considering the integrity of the Corporation’s financial reporting processes and controls; discussing significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures; reviewing significant findings prepared by the external auditors together with management’s responses;

•	reviewing the effectiveness of the overall process for identifying the principal risks affecting financial reporting and providing the Committee’s view to the Board;

•	reviewing the Corporation’s quarterly financial results and related documents prior to the release of earnings and/or the Corporation’s quarterly financial statements prior to filing and consideration by the full Board;

External Auditors

•	reviewing the independence and performance of the auditors and annually recommending to the Board the appointment of the external auditors or approving any discharge of auditors when circumstances warrant;

•	approving the appointment, compensation and work carried out by the external auditors, including the provision of both audit related and non-audit related services;

•	reviewing and discussing annually with the external auditors all significant relationships they have with the Corporation that could impair the auditors’ independence;

•	reviewing the external auditors’ audit plan – discussing and approving audit scope, staffing, locations, reliance upon management and general audit approach;

•	prior to releasing the year-end earnings, discussing the results of the audit with the external auditors; discussing certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

•	considering the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in the Corporation’s financial reporting;

Internal Audit and Legal Compliance

•	reviewing significant internal audit reports together with management’s response and following-up these reports;

•	reviewing at least annually with the Corporation’s counsel any legal matters that could have a significant impact on the Corporation’s financial statements, its compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

Other Audit Committee Responsibilities

•	annually assessing the effectiveness of the Committee against its charter and reporting the results of the assessment to the Board;

•	establishing, reviewing, and updating periodically the Corporation’s Code of Business Conduct and Ethics adopted in response to the AMEX Provisions and ensuring that management has established a system to enforce the Code;

•	reviewing financial and accounting personnel succession planning within the Corporation;

•	annually reviewing a summary of directors’ and officers’ related party transactions and potential conflicts of interest; and

•	administering the Whistleblower Policy of the Corporation.

In addition to the above, the Audit Committee during 2005 reviewed the applicability of certain regulatory rules to the operation and preparation of financial statements for the Corporation.

The Audit Committee’s charter requires all Committee members satisfy the applicable independence requirements of the AMEX Provisions and MI 52-110 and all other regulatory requirements. During the fiscal year of the Corporation ended December 31, 2005, the Committee was comprised of Messrs. David Williams, George Ploder and Adam Lapointe, each of whom met the independence and the financial literacy requirements of the AMEX Provisions and MI 52-110. The Board had determined that Mr. Ploder is an “audit committee financial expert” as contemplated by the AMEX Provisions.

The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ended December 31, 2005.

George Ploder (Chair)

Adam Lapointe

David Williams

Report of the Human Resources and Compensation Committee

Mandate and Activities of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee was established on February 10, 2004 and it formally adopted its charter in March 2005. Under its charter, the primary purposes of the Committee are:

•	to assist the Board in discharging its responsibilities in respect of compensation of the Corporation’s executive officers, including setting salary and annual bonus levels for the Corporation’s senior executive officers as well as overseeing the senior staff bonus plans, subject to the approval of the Board;

•	to produce an annual report for inclusion in the Corporation’s information circular on executive compensation;

•	to provide recommendations to the Board in connection with directors’ compensation; and

•	to provide recommendations to the Board in connection with succession planning for senior management of the Corporation.

In carrying out its primary purposes, the Committee is required to perform the following work:

•	developing guidelines and approving corporate goals relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of these goals and objectives, recommending to the Board the Chief Executive Officer’s compensation based on this evaluation, and producing an annual report on executive compensation for inclusion in the Corporation’s management information circular, in accordance with applicable rules and regulations;

•	reviewing the annual performance evaluations of all senior officers of the Corporation and its subsidiaries;

•	making recommendations to the Board with respect to incentive-compensation plans and equity-based plans, and establishing criteria for the granting of options to the Corporation’s officers and other employees and reviewing and approving the granting of options in accordance with such criteria;

•	developing plans for managerial succession of the Corporation;

•	reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the Board; and

•	reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

The Committee’s charter requires that Committee members satisfy the applicable independence requirements of NI 58-101 and other regulatory requirements. During the fiscal year of the Corporation ended December 31, 2005, the Committee was comprised of Mr. George Ploder, who met the independence requirements of NI 58-101 and the AMEX Provisions, and the Committee reported to the Board regularly at Board meetings. On March 2, 2006, Mr. David Williams was appointed to the Committee who also met the independence requirements of NI 58-101, NP 58-201 and the AMEX Provisions.

In March 2005, the Committee recommended to the Board for the adoption of a formal compensation policy for non-employee directors. The policy was adopted on March 2, 2005, setting out compensation schemes for non-employee directors effective as of September 1, 2004. See “Executive Compensation – Compensation of Directors” of this Circular for details of this policy.

Report on Executive Compensation

Compensation Philosophy

The Corporation’s compensation policies and programs are designed to be competitive with the industry and to recognize and reward executive performance consistent with the success of the Corporation’s business. These policies and programs are intended to attract and retain capable and experienced people. In addition, the Corporation believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders. Among other things, the Board encourages equity ownership by executive officers.

In addition to industry comparables, the Board of Directors considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long range interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation and the Board’s assessment of each executive’s individual performance and contribution towards meeting goals and objectives.

The total compensation plan for executive officers is comprised of three components: base salary, cash bonuses and stock options/SAR’s. The relative emphasis placed on each of the various components is dependent on the individual circumstances of the executive officer. However, on average, compensation is generally comprised of 40% salary, 20% cash bonus and 40% stock options/SAR’s. In establishing base salaries, the Board of Directors reviews competitive market data, salary surveys and consults with recruitment specialists for each of the executive positions and determines a placement at an appropriate level in a range. Compensation is typically negotiated with the candidate for the position prior to his or her final selection as an executive officer.

Cash bonuses are used to reward officers for meeting specific performance targets as mutually agreed upon on an annual basis. All officers are eligible for cash bonuses based on the performance of the Corporation using financial measuring matrix such as EBITDA, return on capital employed, and free cash flow. On recommendations of the Human Resources and Compensation Committee, cash bonuses were paid for 2005 performances to the President and Chief Executive Officer, Al Bulckaert ($75,000), Chief Financial Officer, Andrew Boulanger ($50,000), Vice President, Governmental Relations and Environmental Affairs, Michael McSweeney ($30,000) and Vice President, Marketing and Sales, Bryan Maskell ($18,750).

The third component of the compensation plan is the Stock Option Plan. As stated above, the purpose of granting stock options and SAR’s is to assist the Corporation in attracting, retaining and motivating directors, officers and employees of the Corporation or any of its subsidiaries, or a consultant and to closely align the personal interests of such directors, officers, employees and consultants with those of shareholders. The amount and terms of outstanding options and SAR’s are taken into account when determining whether and how many new option and SAR grants be made.

President and Chief Executive Officer

The Human Resources and Compensation Committee and the Board continue to be of the view that the President and Chief Executive Officer provides the leadership that permitted the Corporation to take steps to ensure the improvement of the Corporation’s performance and business practices. In making their compensation decision, the Committee considered other factors, including his contribution to the business performance and anticipated future performance of the Corporation.

Mr. Allan Bulckaert was appointed President and Chief Executive Officer of the Corporation effective February 18, 2004. In 2004, Mr. Bulckaert’s salary was set by the Board using the general compensation guidelines of 40% salary, 30% cash bonus and 30% stock options. Mr. Bulckaert’s annual salary for fiscal 2005 of $300,000 per annum was subjectively determined to be commensurate with the role, responsibilities and objectives for the position. In November 2005, Mr. Bulckaert received a salary increase of $20,000, as well as a contribution of $16,500 to an RRSP Plan.

Going forward, the Human Resources and Compensation Committee and, as appropriate, the Board, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Corporation’s President and Chief Executive Officer.

This report is submitted by the Human Resources and Compensation Committee.

George Ploder (Committee member)

Report of the Environmental and Safety Committee

In March 2005, the Environmental Review and Safety Committee was renamed as the Environmental and Safety Committee and formally adopted its charter. Under its charter, the primary purposes of the Environmental and Safety Committee are:

•	to assist the Board and management in respect of the review of compliance with environmental and safety requirements by the Corporation and its subsidiaries;

•	to ensure that environmental and safety compliance policies and guidelines for the Corporation and its subsidiaries are developed;

•	to examine the adequacy of the environmental policies and guidelines in light of changing requirements and providing suggestions for improvement;

•	to ensure that a proper system is in place to conduct and to review environmental audits and assessments of compliance;

•	to assess the availability of necessary corporate resources for effective environmental management;

•	to review management plans and long-term objectives for improved environmental performance; and

•	to produce an annual report for inclusion in the Corporation’s information circular.

To accomplish its purposes, the Environmental and Safety Committee is required to perform the following tasks:

•	making recommendations to the Board with respect to the environmental and safety compliance of the Corporation and its subsidiaries;

•	developing and reviewing environmental and safety compliance policies and guidelines of the Corporation and its subsidiaries;

•	reviewing the environmental and safety compliance activities of the Corporation to ensure that they are within the guidelines established by the environmental and safety compliance policies from time to time approved by the Board; and

•	reviewing compliance with the environmental and safety compliance policies and guidelines adopted from time to time by the Corporation’s subsidiaries.

Pursuant to its charter, the majority of Environmental and Safety Committee members must satisfy the applicable independence requirements of the regulatory requirements.

During the fiscal year of the Corporation ended December 31, 2005, the Committee was comprised of Mr. Pierre Meunier, Mr. Adam Lapointe and Mr. James Blanchard, the majority of whom are considered independent pursuant to NI 58-101 and the AMEX Provisions. The Committee reported to the Board regularly at Board meetings.

Pierre Meunier (Chair)

Adam Lapointe

James Blanchard

Report of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee was established on September 16, 2002 originally as the Corporate Governance Committee. On March 2, 2006, the Corporate Governance Committee was reconstituted as the Corporate Governance and Nominating Committee and a written charter was adopted. During 2004 while the Committee was the Corporate Governance Committee, the Committee member was Mr. David Williams and the Committee reported to the Board regularly at Board meetings. From March 2, 2005 to May 11, 2005, the Corporate Governance and Nominating Committee was composed of three directors, being Messrs. George Ploder, David Williams and James Blanchard, with Mr. Williams being the chair. Since May 11, 2005, the Corporate Governance and Nominating Committee is composed of three directors, being Messrs. Stewart McInnes, David Williams and James Blanchard, with Mr. Williams being the chair. All of the Committee members are outside non-management directors and unrelated to the Corporation and satisfy the independence requirements of NI 58-101, NP 58-201 and the AMEX Provisions.

The Corporate Governance and Nominating Committee provides a formal mechanism for developing and monitoring the Corporation’s system of corporate governance. Its mandate is to: (i) monitor and evaluate the Corporation’s corporate governance policies and procedures and propose improvements as appropriate; (ii) provide a forum for the concerns of individual directors of the Corporation about matters which may not be appropriate for discussion in full meetings of the Board; (iii) to develop and review criteria for Board and committee membership including independence and competence criteria, and to recommend size and composition of the Board with a view to assuring that the Corporation has sufficient strength on the Board to provide the corporate governance necessary to assist the Corporation in achieving its short and long-term goals, (iv) identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each next annual meeting of the Corporation’s shareholders; (v) ensuring that the Audit Committee, Environmental and Safety Committee and Human Resources and Compensation Committee of the Board have the benefit of qualified and experienced “independent” directors.

The specific responsibilities of the Corporate Governance and Nominating Committee with respect to Corporate Governance include making recommendations to the Board with regard to: (i) methods of assessing the effectiveness of the Board, the committees and the contributions of individual directors; (ii) the corporate governance principles and practices of the Corporation; (iii) communication processes between the Board and management; (iv) mandates, size and composition of Board committees; (v) retirement policy for members of the Board; and (vi) proposed changes to its charter after annually reviewing and reassessing the adequacy of the charter.

The specific responsibilities of the Corporate Governance and Nominating Committee with respect to director nomination include (i) developing policies on the size and composition of the Board for election or re-election and reviewing and developing the Board’s criteria for selecting new directors, including standards for director independence and competence; (ii) reviewing possible candidates for Board membership consistent with the Board’s criteria for selecting new directors; (iii) conducting a performance evaluation of the individual directors and of the Board as a whole on an annual basis; (iv) annually recommending a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Corporation’s shareholders; (v) making recommendations to the Board relating to composition of Board committees; (vi) making recommendations with respect to the composition and size of boards of directors of the Corporation’s subsidiaries; (vii) advising the Board on committee member qualifications, committee member appointments and removals, committee structure and operations (including authority to delegate to subcommittees), and committee reporting to the Board; and (viii) maintaining an orientation program for new directors and a continuing education program for all directors.

In 2004, the Committee took the following initiatives which were implemented on March 2, 2005:

-	Recommended the reconstitution of the Corporate Governance Committee as the Corporate Governance and Nominating Committee, which was established by the Board;

-	Recommended the adoption of amended and restated written charter for the Audit Committee and the adoption of written charters for other board committees, which was approved by the Board;

-	Recommended the adoption of a new general operating by-law for the Corporation, which was adopted by the Board subject to confirmation by the Shareholders; and

-	Recommended the adoption of a formal disclosure policy and formal corporate governance principles, which was approved by the Board.

David Williams (Chair)

Stewart McInnes

James Blanchard

EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

HOW WAS THE BOARD COMPENSATED IN 2005?

The Board has adopted a formal policy on compensation of non-employee directors. The following summarizes the director cash compensation received by non-employee directors.

•	Directors’ compensation is paid only to non-employee directors

•	Chairman retainer: $80,000 per year provided Chairman receives no other compensation as a director

•	Board member retainer: $25,000 per year

•	Committee member retainer: $2,500 per committee per year up to two committees

•	Audit Committee Chairman retainer: $7,000 per year

•	Board meeting fee: $1,500 per meeting

•	Committee meeting fee: $1,300 per meeting

•	Related travel and out-of-pocket expenses

The Corporation has no formal policy with respect to non-cash compensation for directors of the Corporation. Directors do participate in the Corporation’s stock option plan.

Summary of Board and Committee Meetings Held for the 12-month period ended December 31, 2005

Board	5
Audit Committee	4
Human Resources and Compensation Committee	N/A*
Environmental and Safety Committee	N/A*
Corporate Governance Committee	2
Special Committee re: Federal Creosote	1

Total number of meetings held	12

*	During the 12-month period ended December 31, 2005, each of these committees was composed of one member and therefore no committee meeting was held. However, committee members reported to the Board at regular Board meetings.

Summary of Attendance of Directors for the 12-month period ended December 31, 2005

Director	Board meetings attended	Audit Committee meetings attended	Special Committee Meetings Attended
ALLAN BULCKAERT	5	4	N/A
ADAM LAPOINTE	4	3	N/A
PIERRE MEUNIER	5	N/A	1
GEORGE PLODER	5	4	1
DAVID WILLIAMS	5	4	1
JAMES BLANCHARD	5	N/A	N/A
STEWART McINNES	2	N/A	N/A
JOHN BENNETT	3	N/A	N/A

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table for Named Executive Officers

The following table, presented in accordance with the applicable securities laws, sets forth all compensation paid in respect of the individuals who were, at December 31, 2005, the Chief Executive Officer, the Chief Financial Officer and the next three mostly highly compensated executive officers of the Corporation (collectively the “Named Executive Officers”) whose total salary and bonus was in excess of $150,000 per annum. Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in the fiscal year 2005 starting January 1, 2005 and ending December 31, 2005.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation(1)	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation (2) ($)	Securities Under Options Granted (#)
Allan Bulckaert(3) President and Chief Executive Officer	2005 2004	303,333.32 259,230.00	75,000.00 Nil	31,952.50 11,481.00	240,000.00 100,000.00	79,219.16 Nil	(4)

Andrew Boulanger(5) Chief Financial Officer	2005 2004	200,000.16 64,827.00	50,000.00 Nil	15,499.73 3,200.00	100,000.00 70,000.00	Nil Nil

Danny Ponn(6) Vice-President, Engineering and Business Development	2005 2004 2003	175,000.00 157,921.00 153,321.00	Nil Nil 142,300.00	12,228.14 6,962.00 11,847.00	Nil Nil 30,000.00	300,271.94 Nil Nil	(7)

Michael McSweeney(8) Vice President, Government Relations and Environmental Affairs	2005 2004	150,000.00 27,885.00	30,000.00 Nil	2,331.44 Nil	40,000.00 40,000.00	Nil Nil

Bryan Maskell(9) Vice President, Marketing and Sales	2005 2004	125,000.00 95,000.00	18,750.00 92,366.00	19,732.00 Nil	40,000.00 Nil	Nil Nil

(1)	The Corporation has not granted any stock appreciation rights (SAR) or adopted any long term incentive plan (LTIP).

(2)	Perquisites and other personal benefits for the most recently completed financial year do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for any of the Named Executive Officers unless otherwise noted.
(3)	Mr. Allan Bulckaert joined the Corporation on February 18, 2004 as President and Chief Executive Officer.
(4)	Mr. Allan Bulckaert’s Other Annual Income includes: moving expense of $47,304.21 and living allowance of $30,145.68.
(5)	Mr. Andrew Boulanger joined the Corporation effective on September 7, 2004 as Chief Financial Officer and Secretary.
(6)	Mr. Ponn served as the Chief Operating Officer of the Corporation until December 31, 2004 and became Vice President of Engineering and Business Development of the Corporation on December 31, 2004. Mr. Ponn resigned his position with the Corporation effective December 31, 2005.
(7)	Special payments under Mr. Ponn’s employment agreement. See “Termination of Employment, Change in Responsibilities and Employment Contracts” of this Circular.
(8)	Mr. Michael McSweeney joined the Corporation on October 25, 2004 as Vice President, Government Relations and Environmental Affairs.
(9)	Mr. Bryan Maskell was appointed Vice President, Marketing and Sales effective January 1, 2005. From May 1, 2004 to December 31, 2004, Mr. Maskell was Vice President, Sales (Canada) and prior thereto he was Director of Sales (Canada).

Stock Option Plan

The Corporation has established a stock option plan dated February 23, 1999, as amended (the “Plan” or the “Stock Option Plan”), for the granting of incentive stock options and stock appreciation rights (“SARs”) to directors, officers and employees of the Corporation or any of its subsidiaries, or to a consultant. The purpose of granting such options and SARs is to assist the Corporation in attracting, retaining and motivating directors, officers and employees of the Corporation or any of its subsidiaries, or a consultant, and to more closely align the personal interests of such directors, officers, employees and consultants to those of shareholders.

The maximum number of Common Shares which may be issued pursuant to stock options granted under the Plan is 10% of the issued and outstanding Common Shares at the time of the grant. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan. Further, if options are exercised, additional options equal to the number of the exercised options will again be available for grant under the Plan.

The Stock Option Plan permits the Board of Directors to grant options for the purchase of Common Shares of the Corporation for a term of up to 10 years. The number of Common Shares granted pursuant to each option is determined in the discretion of the Board of Directors, provided that (i) in the case of any one person, the aggregate number of Common Shares reserved for issuance may not exceed 5% of the Common Shares outstanding at the time of the grant less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism, and (ii) in the case of insiders, the aggregate number of Common Shares reserved for issuance may not exceed 10% of the Common Shares outstanding at the time of the issuance, less the aggregate number of Common Shares reserved for issuance to insiders under the Stock Option Plan or any other share compensation agreement.

In accordance with the provisions of the Stock Option Plan, the option price and the terms and conditions on which the options may be exercised are set out in written stock option agreements, in the form approved by the Board of Directors, entered into by the Corporation and each option holder. Under the Stock Option Plan, the option price is determined by the Board of Directors, provided that the price is not less than the “fair market value” of the Common Shares on the stock exchanges where they are traded on the trading day immediately preceding the date of the grant, or in the event that there were no transactions during the 10 day trading period immediately preceding the date of the grant, such value as determined by resolution of the Board of Directors, subject to the necessary approvals of applicable regulatory authorities. “Fair market value” is defined under the Plan as the volume weighted trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of the grant of an option in Canadian dollars; provided that if the Common Shares are suspended from trading or have not traded on the TSX or another stock exchange, the market price will be the fair market value of the Common Shares as determined by the Board. The options are not transferable and terminate on the earlier of the expiry date and 30 days after the optionee ceases to be eligible for any reason whatsoever, other than death. In the event of death, the option is fully exercisable by the optionee’s legal representative on the earlier of the expiry date and six months from the date of death. If within six months of a change in control of the Corporation an optionee ceases to be eligible to receive stock options for any reason other than death, the optionee will be permitted to exercise his or her options until the earlier of the expiry date for those options and the date that is 12 months from the date of such termination.

The Stock Option Plan may be amended by the Board, subject to approval of the shareholders as well as the TSX and the AMEX, and subject to compliance with applicable legislation.

2005 Stock Option/SAR Grants

The following table sets forth individual grants of options to purchase Common Shares to the Named Executive Officers during the financial year ended December 31, 2005. The options vest over a period of two years, with one third vesting immediately, one third vesting on January 1, 2006 and the balance vesting on January 1, 2007.

Option Grants During Most Recently

Completed Financial Year

Name	Number of securities under options granted(1)	% of total options granted to employees in fiscal 2005	Exercise price ($/security)	Market value of securities underlying options on the date of grant ($/security)	Expiration date
Allan Bulckaert	240,000	51%	3.04	$3.02	October 31, 2010
Andrew Boulanger	100,000	21%	3.04	$3.02	October 31, 2010
Michael McSweeney	40,000	9%	3.04	$3.02	October 31, 2010
Danny Ponn	Nil	N/A	N/A	N/A	N/A
Bryan Maskell	40,000	9%	4.47	$4.18	March 1, 2010

Aggregated Options/SARs Exercised During Most Recently Completed Financial Year

And Option Values At Financial Year-End

The following table shows the number of options each Named Executive Officer exercised in the year ending December 31, 2005 and the aggregate number of options each Named Executive Officer now holds and the value of these options based on the closing price of the Common Shares as at December 31, 2005, which was $3.61.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at December 31, 2005 (#)		Value of unexercised in-the-money options at December 31, 2005 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Allan Bulckaert	—	—	113,333	340,000	243,200	486,400
Andrew Boulanger	—	—	56,666	113,334	101,332	202,668
Danny Ponn	—	—	20,000	10,000	Nil	Nil
Michael McSweeney	—	—	26,667	53,333	40,533	81,067
Bryan Maskell	—	—	13,333	26,667	Nil	Nil

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,023,001	$5.67	962,243
Equity compensation plans not approved by securityholders	Nil	N/A	Nil

Total	1,023,001	$5.67	962,243

Pension and Retirement Savings Plans

Except as described below, the Corporation and its subsidiaries do not have any pension arrangements.

Pursuant to a reward-for-tenure agreement between the Corporation and John Bennett effective January 2, 2003 (the “Reward-for-Tenure Agreement”), the Corporation is obligated to pay $69,500 per year to Mr. Bennett for the life of Mr. Bennett or until he reaches the age of 85, whichever is earlier, payable from January 2, 2003 either annually or monthly at Mr. Bennett’s option (the “Tenure Payment”). In the event of Mr. Bennett’s death, the Corporation agreed to purchase a term annuity in favour of Mr. Bennett’s beneficiary in an amount equal to 50% of the Tenure Payment, for the life of the beneficiary. In the event of change of control of the Corporation, the Corporation agreed to ensure that funding for the Tenure Payment is in place and the Corporation continues to be bound by the obligation under the Reward-for-Tenure Agreement after the change of control, notwithstanding termination of Mr. Bennett’s employment with the Corporation if such termination is a direct or indirect result of the change of control.

Termination of Employment, Change in Responsibilities and Employment Contracts

Current Executives

The Corporation entered into an employment agreement with Mr. Allan Bulckaert on February 16, 2004, as amended on October 31, 2005 (the “Bulckaert Employment Agreement”). The Bulckaert Employment Agreement is for an indefinite term and Mr. Bulckaert would serve as President and Chief Executive Officer of the Corporation. The Corporation will pay Mr. Bulckaert a base salary of $300,000 per annum reviewable annually, and a performance bonus based on certain performance criteria. Mr. Bulckaert’s salary was increased to $320,000 on November 1, 2005. In addition, Mr. Bulckaert will be entitled to participate in the Corporation’s Stock Option Plan and group insurance benefits. Mr. Bulckaert is also entitled to four weeks paid vacation per year, as well as certain car allowance, annual allowance and traveling and other expenses. The Corporation will also reimburse Mr. Bulckaert for moving expenses as well as a relocation allowance of $45,000 and a cost of living allowance of $1,000 (net of taxes) per month up to September 2006, all with respect to Mr. Bulckaert’s relocation to the Oakville vicinity. In addition, the Corporation will contribute to Mr. Bulckaert’s RRSP up to the annual maximum deductible limit. The Bulckaert Employment Agreement imposes confidentiality obligations on Mr. Bulckaert, as well as non-competition and non-solicitation obligations during the term of the agreement and for a period of 12 months after the termination of the agreement. Mr. Bulckaert may terminate his employment by three months notice. The Corporation may terminate the Bulckaert Employment Agreement for cause, without cause upon providing Mr. Bulckaert with six months notice of termination, or upon death or permanent incapacity of Mr. Bulckaert. In lieu of any notice in case of (i) termination without cause, (i) termination within six months of change of control of the Corporation, or (iii) termination by death or permanent incapacity, Mr. Bulckaert is entitled to receive an amount equal to 24 months salary, an amount with a minimum of $250,000, based on two months bonus for each year served based on an average of the three years highest bonus payments (assumed to be $100,000 or higher per year), an amount equal to the cost of car allowance and group insurance benefits during the 24 months following the date of termination, and an outplacement counseling allowance equal to 10% of his 2005 annual salary. In addition, all outstanding options held by Mr. Bulckaert will vest upon termination and will be exercisable prior to 24 months following termination.

The Corporation entered into an employment agreement with Mr. Andrew Boulanger on July 19, 2004, as amended on July 27, 2005 (the “Boulanger Employment Agreement”). The Boulanger Employment Agreement is for an indefinite term and Mr. Boulanger would serve as Vice President, Corporate Services and Chief Financial Officer of the Corporation. The Corporation will pay Mr. Boulanger a base salary of $200,000 per annum reviewable annually, and a performance bonus based on certain performance criteria. In addition, Mr. Boulanger will be entitled to participate in the Corporation’s Stock Option Plan and group insurance benefits. Mr. Boulanger is also entitled to four weeks paid vacation per year, as well as certain car allowance, annual allowance and traveling and other expenses. The Corporation will also provide a loan to Mr. Boulanger to cover his moving expenses to relocate to the Oakville vicinity, which loan was to be forgiven on January 2, 2006, a change of control of the Corporation, or a change in at least 50% of the board, whichever occurred the earliest. The Boulanger Employment Agreement imposes confidentiality obligations on Mr. Boulanger, as well as non-competition and non-solicitation obligations during the term of the agreement and for a period of 12 months after the termination of the agreement. The Corporation may terminate the Boulanger Employment Agreement for cause, or without cause upon providing Mr. Boulanger with six months notice of termination. In lieu of any further notice in excess of six months in case of termination without cause, or in lieu of any notice in case of termination within six months of change of control of the Corporation, Mr. Boulanger is entitled to receive an amount equal to 12 months salary, an amount equal to two months bonus for each year served based on a five year bonus average, an amount equal to the cost of car allowance and group insurance benefits during the twelve months following the date of termination, and an outplacement counseling allowance equal to 10% of his 2005 annual salary. In addition, all outstanding options held by Mr. Boulanger will vest upon termination and will be exercisable prior to twelve months following termination.

The Corporation entered into an employment agreement with Mr. Michael McSweeney on September 27, 2004, as amended on July 27, 2005 (the “McSweeney Employment Agreement”). The McSweeney Employment Agreement is for an indefinite term and Mr. McSweeney would serve as Vice President, Government Relations and Environmental Affairs of the Corporation. The Corporation will pay Mr. McSweeney a base salary of $150,000 per annum reviewable annually, and a performance bonus based on certain performance criteria. In addition, Mr. McSweeney will be entitled to participate in the Corporation’s Stock Option Plan and group insurance benefits. Mr. McSweeney is also entitled to four weeks paid vacation per year, as well as certain car allowance, annual allowance and traveling and other expenses. The Corporation will also provide a loan to Mr. McSweeney to cover his moving expenses to relocate to the Oakville vicinity, which loan was to be forgiven on January 2, 2006, a change of control of the Corporation, or a change in at least 50% of the Board, whichever occurred the earliest. The McSweeney Employment Agreement imposes confidentiality obligations on Mr. McSweeney, as well as non-competition and non-solicitation obligations during the term of the agreement and for a period of 12 months after the termination of the agreement. The Corporation may terminate the McSweeney Employment Agreement for cause, or without cause upon providing Mr. McSweeney with six months notice of termination. In lieu of any further notice in excess of six months in case of termination without cause, or in lieu of any notice in case of termination within six months of change of control of the Corporation, Mr. McSweeney is entitled to receive an amount equal to 12 months salary, an amount equal to two months bonus for each year served based on a five year bonus average, an amount equal to the cost of car allowance and group insurance benefits during the twelve months following the date of termination, and an outplacement counseling allowance equal to 10% of his 2005 annual salary. In addition, all outstanding options held by Mr. McSweeney will vest upon termination and will be exercisable prior to twelve months following termination.

The Corporation entered into an employment agreement with Mr. Bryan Maskell on March 1, 2005 (the “Maskell Employment Agreement”). The Maskell Employment Agreement is for an indefinite term and Mr. Maskell would serve as Vice President, Marketing and Sales of the Corporation effective January 1, 2005. The Corporation will pay Mr. Maskell a base salary of $125,000 per annum reviewable annually, and a performance bonus based on certain performance criteria. In addition, Mr. Maskell will be entitled to participate in the Corporation’s Stock Option Plan and group insurance benefits. Mr. Maskell is also entitled to four weeks paid vacation per year, as well as certain car allowance, annual allowance and traveling and other expenses. The Maskell Employment Agreement imposes confidentiality obligations on Mr. Maskell, as well as non-competition and non-solicitation obligations during the term of the agreement and for a period of 12 months after the termination of the agreement. Mr. Maskell may terminate his employment by six months notice. The Corporation may terminate the Maskell Employment Agreement for cause, without cause upon providing Mr. Maskell with six months notice of termination, or upon death or permanent incapacity of Mr. Maskell. In lieu of any notice in case of (i) termination without cause, (i) termination within six months of change of control of the Corporation, or (iii) termination by death or permanent incapacity, Mr. Maskell is entitled to receive an amount equal to 12 months salary, an amount equal to two months bonus for each year served based on a five year bonus average, an amount equal to the cost of car allowance and group insurance benefits during the 12 months following the date of termination, and an outplacement counseling allowance equal to 10% of his 2005 annual salary. In addition, all outstanding options held by Mr. Maskell will vest upon termination and will be exercisable prior to 12 months following termination.

Former Executive

Effective December 31, 2004, the Corporation entered into an employment agreement with Mr. Danny Ponn (the “2005 Ponn Employment Agreement”) which replaced and superceded all prior employment agreements between the Corporation and Mr. Ponn. The 2005 Ponn Employment Agreement was for an 18 month term commencing January 1, 2005 until June 30, 2006 and Mr. Ponn would serve as Vice-President, Engineering and Business Development of the Corporation. The Corporation would pay Mr. Ponn a base salary of $175,000 per annum, and a special payment of $570,000 payable in six installments of $62,500 from January 20, 2005 and at each quarter end until March 31, 2006, and then a final lump sum of $195,000. In addition, Mr. Ponn would be entitled to participate in the Corporation’s executive bonus plan, the Stock Option Plan and group insurance benefits. Mr. Ponn was also entitled to five weeks paid vacation per year, as well as certain car allowance, annual allowance and traveling and other expenses. The 2005 Ponn Employment Agreement imposes confidentiality obligations on Mr. Ponn, as well as non-competition and non-solicitation obligations during the term of the agreement and for a period of 12 months after the termination of the agreement. The Corporation may terminate the 2005 Ponn Employment Agreement for cause, or without cause upon providing Mr. Ponn with three months notice of termination. In lieu of any further notice in excess of three months in case of termination without cause, or in lieu of any notice in case of termination within six months of change of control of the Corporation, Mr. Ponn would be entitled to receive the balance of the $570,000 special payment within 60 days of termination, and an amount equal to the cost of car allowance and group insurance benefits during the twelve months following the date of termination to the maximum of December 31, 2006.

Indebtedness of Directors and Officers

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended December 31, 2005.

Performance Graph

This graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2000 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years.

Relative Market Performance

December 31, 2000 - December 31, 2005

December 31	2000	2001	2002	2003	2004	2005
Bennett Environmental Inc.	100.00	100.70	132.00	155.83	37.04	31.39
S&P/TSX Composite Index	100.00	86.06	74.04	92.02	103.50	126.18

Director and Officer Liability Insurance

The Corporation has purchased and maintains insurance in the amount of US$15 million for the benefit of the directors and officers of the Corporation against liabilities incurred by such persons as directors and officers of the Corporation and its subsidiaries, except where the liability relates to such persons’ failure to act honestly and in good faith with a view to the best interests of the Corporation. The premium paid by the Corporation for this insurance in respect of the directors and officers as a group was $1,386,781 for the 12 months period ended December 31, 2005. No premium for this insurance is paid by the individual directors and officers. The insurance contract underlying this insurance does not expose the Corporation to any liability in addition to the payment of the required premiums.

Interests of Insiders and Others in Material Transactions

Except as set forth hereafter, no director, senior officer or associate of a director or senior officer nor, to the best knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, has any interest in any material contracts to which the Corporation is a party.

The Audit Committee reviewed all related party transactions between the Corporation and its subsidiaries and the officers and directors of the Corporation. The Audit Committee determined that there were no related party transactions that required disclosure under any securities laws other than with Mr. John Bennett, Mr. Pierre Meunier and Mr. James Blanchard, all of which were disclosed in the Management Discussion and Analysis of the Corporation for the fiscal year ended December 31, 2005 under the heading “Related Party Transaction”, which is incorporated by reference herein.

Interest of Certain Persons in Matters to be Acted Upon

No person who was a director or senior officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

Management Contracts

Effective January 1, 2005, the Corporation entered into a consulting agreement (the “2005 Bennett Consulting Agreement”) with John Bennett and Bennett Environmental Consultants Ltd., a company all of the shares of which are owned by Mr. John Bennett and his wife (“Bennett Consulting Corp.”). The Bennett Consulting Agreement replaced and superceded all prior employment and consulting agreements between the Corporation, John Bennett and Bennett Consulting Corp. except the Reward-for-Tenure Agreement which will remain in force. The 2005 Bennett Consulting Agreement is for a three year term expiring December 31, 2007. Bennett Consulting Corp. is to provide certain consulting services to the Corporation as specifically assigned by the Chief Executive Officer of the Corporation, to a maximum of 40 hours per month. The Corporation will pay Bennett Consulting Corp. a consulting fee of $250,000 per annum, payable in equal monthly installments, together with GST and applicable provincial sales tax. The Corporation will also reimburse Bennett Consulting Corp. for all actual, reasonable and necessary expenses incurred by it in performing its consulting services. A bonus may be paid to Bennett Consulting Corp. at the sole discretion of the Board. The 2005 Bennett Consulting Agreement imposes confidentiality obligations on Mr. Bennett and Bennett Consulting Corp., as well as non-competition and non-solicitation obligations during the term of the agreement and for a period of 12 months after the termination of the agreement. The Corporation may terminate the 2005 Bennett Consulting Agreement upon 2 days prior written notice and a lump sum payment by the Corporation to Bennett Consulting Corp. of all consulting fees earnable for the remainder of the term of the agreement. However, no such lump sum payment will be payable if the Corporation terminates the agreement because of a breach by Bennett Consulting Corp. or John Bennett of their non-competition, non-solicitation or confidentiality obligations under the agreement, or breach of its duty to act honestly, in good faith and in the best interests of the Corporation. Bennett Consulting Corp. may terminate the 2005 Bennett Consulting Agreement upon 2 days prior written notice and the Corporation will be required to pay a lump sum payment to Bennett Consulting Corp. of all consulting fees earnable for the remainder of the term of the agreement if the termination is for reason of material change in consulting services required to be provided without prior written consent of Bennett Consulting Corp., failure of the Corporation to cause its successor to assume the agreement or the Corporation’s breach of the agreement.

PARTICULARS OF MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The shareholders will receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005 together with the auditor’s report thereon.

ELECTION OF DIRECTORS

Our Board of Directors believes that good corporate governance starts with good directors and an effective board. These elements are essential to the effective management of the Corporation and to the protection of its investors, employees and other stakeholders. In furtherance of this, the mandate of our Board’s Corporate Governance and Nominating Committee requires it to:

(i)	establish criteria for the election and re-election of a director in regards to competencies, skills and independence;

(ii)	recommend enhancements to the Board in terms of its composition and size; and

(iii)	identify and recommend prospective directors who possess the requisite skill set.

The Board is a variable board consisting of not fewer than two and not more than fifteen directors and the Board has the power to fix by resolution the actual number of directors from time to time. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has fixed the number of directors at seven for the purposes of the Meeting.

Upon the recommendation of the Corporate Governance and Nominating Committee, the seven persons listed below are proposed as nominees for election as directors. Three of the seven nominees are current directors of the Corporation.

Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Canada Business Corporations Act (the “CBCA”) and the by-laws of the Corporation. The persons named in the enclosed form of proxy intend to vote for the election of all of the nominees whose names are set forth below.

The following table and the notes thereto state the names and municipality of residence of all persons proposed to be nominated for election as directors, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment, the year in which they became directors of the Corporation, the approximate number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of June 30, 2006, and the number of options held as of June 30, 2006. The information as to country and municipality of residence, principal occupation or employment, and Common Shares beneficially owned is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

Name and municipality of residence	Present principal occupation(1)	Year first became director	Common Shares beneficially owned, directly or indirectly, or controlled or directed(2)	Number of options held
MICHAEL F. BLAIR Toronto, Ontario	Chief Executive Officer, Automodular Corporation	Nominee	Nil	Nil

BENOIT BOUCHARD Roberval, Québec	Businessman	Nominee	Nil	Nil

BERND CHRISTMAS Halifax, Nova Scotia	Chief Executive Officer, Membertou, a Nova Scotia based Aboriginal Band with significant assets in Sydney, Nova Scotia	2006	Nil	30,000

Name and municipality of residence	Present principal occupation(1)	Year first became director	Common Shares beneficially owned, directly or indirectly, or controlled or directed(2)	Number of options held
MICHAEL FLEISCHER New York, New York	President, Bogen Communications International, a provider of sound systems and telephone peripherals for commercial, industrial, and institutional applications	Nominee	Nil	Nil

GEORGE PLODER Mississauga, Ontario	Private investor and director of various companies	2002	13,300	30,000

CHRISTOPHER S. WALLACE North Vancouver British Columbia	Principal, Second City Capital Partners, a provider of financial solutions to mid-market companies in North America	Nominee	Nil	Nil

DAVID WILLIAMS Toronto, Ontario	President, Roxborough Holdings Ltd., a private investment company	2002	272,000	15,000

Michael F. Blair. Mr. Blair is the Chief Executive Officer and a director of Automodular Corporation (formerly Algonquin Mercantile Corporation), a public company that provides sub-assembly and sequencing services to automotive assemblers in eight facilities in Canada and the United States. Mr. Blair is also the Chairman of the Board of Dominion Citrus Income Fund, a public company engaged in wholesale distribution of fresh fruits and vegetables and related food processing activities, with annual sales of approximately $120 million. Previously, Mr. Blair was founder, President and Chief Executive Officer of The Enfield Corporation Limited (1984 – 1989), an industrial corporation that through subsidiaries engaged in the manufacturing of electrical equipment, glass and plastics packaging and automotive parts and components. In 1989 The Enfield Corporation Limited employed approximately 10,000 personnel and operated some 40 plants and facilities in Canada, the US, the UK and Hong Kong. Mr. Blair was also Chairman of Federal Pioneer Limited, then Canada’s largest independent manufacturer of circuit breakers, switchgear and transformers. Mr. Blair has been VP, Corporate Development with GE Canada, Engagement Manager with McKinsey and Company, Inc. and a fighter pilot with the Royal Canadian Air Force. Mr. Blair is a member of the Ontario Business Advisory Committee of the Ontario Chamber of Commerce. Mr. Blair has a BA from Royal Military College (1968) and an MBA from the University of Western Ontario (Deans’ Honours List, 1976). He is a graduate of the Ivey School Directors’ Programme (1996).

Benoit Bouchard. Mr. Bouchard is a Canadian public official and former politician. Mr. Bouchard, who is fluently bilingual, resides in Lac St. Jean/Saguenay Region of Quebec. After a career as a professor and teacher, Bouchard was elected to the Canadian House of Commons as the Progressive Conservative Member of Parliament for Roberval, Quebec in the 1984 election. He was immediately elevated to Prime Minister Brian Mulroney’s Cabinet as Minister of State for Transport. In 1985, he was promoted to Secretary of State for Canada. He subsequently served as Minister of Employment and Immigration (June 30, 1986 - March 30, 1988), Minister of Transport (March 31, 1988 - February 22, 1990), Minister of Industry, Science and Technology (February 23, 1990 - April 20, 1991), and Minister of Health and Welfare (April 21, 1991 - June 1993). He retired from politics in June 1993 to accept an appointment as Canada’s Ambassador to France. In 1996, Bouchard returned to Canada and was appointed Chair of the Transportation Safety Board of Canada by Liberal Prime Minister Jean Chrétien. He oversaw the Canadian portion of the investigation of the Swissair Flight 111 air crash. Mr. Bouchard retired from the Transportation Safety Board in 2001.

Bernd Christmas. As Chief Executive Officer of the Membertou Band of Nova Scotia and the Membertou Corporate Division, and as a negotiator for several First Nation bands, Mr. Christmas will bring a deep understanding of Aboriginal perspectives to BEI’s ongoing business activities. The first Mi’kmaw to become a lawyer in Canada, Mr. Christmas obtained his law degree in 1991 from Osgoode Hall at York University. In 1993, Mr. Christmas accepted a position in corporate and commercial law with Lang Michener, where he also expanded the firm’s Aboriginal practices. Mr. Christmas has a wealth of experience in dealing with the Federal Government, its boards, agencies and commissions. From 2000 to 2002, Mr. Christmas was one of three Canadian commissioners to the International Commission for the Conservation of Tuna. In 2003, Mr. Christmas was appointed by the Prime Minister to the External Advisory Committee on Smart Regulation. In February 2005, Mr. Christmas was appointed to the

Board of Directors of CBC/Radio-Canada for a three-year term. Mr. Christmas is a member of the executive committee organizing the Governor General’s Conference on Leadership and Diversity. For the Membertou Band, Mr. Christmas has negotiated contracts or agreements with Georgia Pacific, Sodexho Canada, Clearwater Fine Foods, Lockheed Martin Canada, Jacques Whitford Engineering, Dexter Construction, Grant Thornton, Boeing and SNC Lavalin. Mr. Christmas is a member of the Nova Scotia Barristers’ Society and of the Law Society of Upper Canada (Ontario). He is a former commissioner for the Cape Breton-Victoria Regional School Board and a former member of the Board of Governors of the Nova Scotia Community College.

Michael Fleischer. Mr. Fleischer is President and a member of the Board of Directors of Bogen Communications International, Inc., a leading designer, developer, and manufacturer of communications and audio equipment and software, a position he has held since 1997. Bogen has annual revenues of approximately $60 million. From November 2003 to June 2004, Mr. Fleischer took a leave from Bogen to serve with the U.S. Department of Defense in Baghdad, Iraq, as Deputy Director and then Director of the Office of Private Sector Development at the Coalition Provisional Authority. In these roles, he and the office sought to accelerate growth in Iraq’s non-oil private sector and to influence the creation of a vigorous free market. Mr. Fleischer has previously served as a member of the Board of Directors of Alliant Techsystems, Inc. (NYSE:ATK), a major defense contractor. From 1991 to 1997, Mr. Fleischer was President of Ekco/Glaco, Ltd., a manufacturer of commercial baking pans and a provider of other services to commercial bakeries. Mr. Fleischer is also President of Active Management Group, Inc., a firm he co-founded in 1990, which invests in and turns around companies facing financial and operational difficulty. From 1985 to 1990, Mr. Fleischer was a consultant with McKinsey & Co., Inc. He served as a U.S. Foreign Service Officer from 1979 to 1983. Mr. Fleischer received an M.B.A. from Harvard Business School in 1985 and a B.A. from Colgate University in 1978.

Christopher S. Wallace. Mr. Wallace is the Managing Partner of Second City Capital Corporation, a $100 million (US) private equity and mezzanine loan fund. Mr. Wallace was also the founder of Stirling Mercantile Corporation, which arranges private placements of debt and equity for both public and private corporations. Mr. Wallace began his career in banking over 25 years ago. In 1988 he acquired an architectural glass manufacturing business in a leveraged buyout he arranged, and then ran that company until he sold his interest to his partner in 1993. He then joined Canadian Maple Leaf Financial Corporation, a publicly traded Merchant Bank, as Chief Operating Officer. In 1998 he left that firm to set up Stirling Mercantile. At Second City, Mr. Wallace focuses on acquisitions of, and providing alternative financing to, mid-market companies in Canada and the United States. Mr. Wallace is a director of Greening Donald Company Ltd. (automotive parts), Premium Brands Income Fund (food products), BOS Rentals (oilfield services), The Rockford Corporation (pipeline construction) and Mobile Lottery Solutions Inc. (gaming technology). Mr. Wallace is a graduate of Queen’s University (BA Hons. 1979) in Economics.

The Corporation does not have an Executive Committee. The Board has established an Audit Committee, a Corporate Governance and Nominating Committee, a Human Resources and Compensation Committee and an Environmental and Safety Committee, details of which are provided under the heading “Statement of Corporate Governance Practices”.

APPOINTMENT OF AUDITORS

Management recommends the re-appointment of KPMG LLP Chartered Accountants of Toronto, Ontario, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders. KPMG LLP has served as the Corporation’s auditors continuously since 1992.

Aggregate fees paid to the Auditors during the fiscal years ended December 31, 2005 and 2004 were as follows:

Fees in thousand of dollars	2005	2004
Audit Fees	$503.0	$431.2
Audit-related Fees	—	10.4
Tax Fees	97.8	102.5
All Other Fees	—	—

Total	$600.8	$544.1

The Audit Committee Charter provides for the Audit Committee to establish the auditors’ fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

As discussed in the “Report of the Audit Committee” in this Circular, the Audit Committee has reviewed and considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In 2005, the Audit Committee considered and pre-approved expenditure limits for the Corporation’s auditors and established a system to review and pre-approve the provision of audit and non-audit services by the Corporation’s auditors to ensure they are consistent with maintaining the auditor’s independence. In 2005, 100% non-audit services were approved by the Audit Committee.

Shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation and authorizing the Board to fix the auditors’ remuneration, unless a shareholder has specified in his proxy that his shares are to be withheld from voting on the appointment of auditors.

APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter with the best judgement of the person or persons voting the proxy.

SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2007 annual meeting of shareholders of the Corporation must be submitted to the Corporation at its head office, to the attention of the Secretary, on or before May 10, 2007, to be considered for inclusion in the management proxy circular for the 2007 annual meeting of the Shareholders.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its consolidated financial statements and Management’s Discussion and Analysis for fiscal year ended December 31, 2005, and additional information relating to the Corporation is on SEDAR at www.sedar.com. If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for the periods subsequent to December 31, 2005 and Management’s Discussion and Analysis with respect thereto; and

(c)	this Circular,

please send your request to:	Bennett Environmental Inc.
1540 Cornwall Road, Suite 208
Oakville, Ontario, L7J 7W5
Attn: Andrew Boulanger

DATED at Toronto, Ontario this 30th day of June, 2006.

By Order of the Board of Directors

“Allan Bulckaert”

Allan Bulckaert
President and Chief Executive Officer

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian securities regulatory authorities have adopted National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 “Corporate Governance Guidelines” (“NP 58-201”), which provides guidance on corporate governance practices, and in the U.S., the United States Sarbanes-Oxley Act of 2002 (“SOX”) as well as the AMEX new listing standards and corporate governance requirements (the “AMEX Provisions”) require similar disclosure.

OVERVIEW OF CORPORATE GOVERNANCE PRACTICES

Assumption of Responsibilities by the Board of Directors

The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Corporation with the objective of enhancing shareholder value. The roles and responsibilities of the Board and each of its committees are set out in formal written charters. These charters are reviewed annually to ensure they reflect the best practices as well as any applicable regulatory requirements. A report on the activities of each committee during 2005 is included on pages 6 to 12 of this Circular.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. A significant portion of each regular Board meeting is devoted to strategic plans and opportunities available to the Corporation. Such discussions enable directors to gain a fuller appreciation of planning priorities and provides the opportunity for directors to give constructive feedback to management.

In order to ensure that the principal business risks borne by the Corporation are appropriate, the Board receives and comments on periodic reports from management of the Corporation’s assessment and management of such risks. The Board considers risk issues and approves corporate policies addressing the management of the risk including the Corporation’s operations, regulatory compliance, technology implementation and disaster planning. The Board also reviews the methods and procedures established by management with respect to the control of key risks.

The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports. The Board, directly and through the Audit Committee, assesses the integrity of the Corporation’s internal control and management information systems. As required by SOX and Multilateral Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings”, the Chief Executive Officer and Chief Financial Officer have provided certificates relating to the contents of the annual statutory reports and have evaluated and reported on the effectiveness of the Corporation’s disclosure controls and procedures and any material changes to internal controls for financial reporting which has or may have a material impact on the Corporation’s internal control over financial reporting.

In March 2005, the Board adopted a Disclosure Policy which governs, among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation. The policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Corporation seeks to communicate with its shareholders and other stakeholders through a variety of channels, including its annual report, quarterly reports, annual information form, news releases, website, briefing sessions, group meetings and industry conferences.

The Board regularly receives reports regarding the training and monitoring of senior management of the Corporation and its subsidiaries. Input is received at meetings of the Audit Committee, the Human Resources and Compensation Committee and the Board regarding the performance of senior management. Both the Human Resources and Compensation Committee and the Board have specifically assumed responsibility for reviewing the performance of senior management.

The Board meets at least four times each year, and more frequently as required. The frequency of meetings as well as the nature of the agenda items change depending on the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces from time to time. In 2005, the full Board met in person five times. See “Executive Compensation—Compensation of Directors” for the attendance record of each director for all Board meetings and committee meetings during the fiscal year ended December 31, 2005.

A1

Corporate Governance Principles

In March 2005, the Board formally adopted a set of corporate governance principles. These principles provide guidelines on Board size, independence of Board members, nominating and orientation of new directors, retirement and resignation of Board members, conduct of Board meetings, conflicts of interest, share ownership by directors, compensation review, assessing Board and committee performance, interaction with third parties and confidentiality. The principles also require each of the Board committees to adopt a written charter approved by the Board, as well as set out minimum numbers for committee meetings.

The Board has explicitly delegated to the Audit Committee the obligation to periodically review and provide recommendations from time to time with a view to ensuring that the corporate financial reporting practices of the Corporation comply with NI 58-101, NP 58-201, the AMEX Provisions and all other securities law requirements.

The Board has explicitly delegated to the Corporate Governance and Nominating Committee the obligation to periodically review and provide recommendations from time to time with a view to ensuring that the corporate governance practices of the Corporation comply with NI 58-101, NP 58-201, the AMEX Provisions and all other securities law requirements.

The Board is satisfied that the Corporation’s comprehensive governance program is consistent with NI 58-101, NP 58-201 and the AMEX Provisions.

Composition of the Board of Directors

NI 58-101 defines an “independent director” as one who has no direct or indirect material relationship with the Corporation. It further defines a “material relationship” as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgement. This Circular adopts such definitions.

NP 58-201 states that the board of directors of every corporation should have a majority of independent directors. Seven individuals are nominees proposed for election. All seven proposed nominees for director are independent directors.

At the end of each meeting of the Board, time is reserved for a meeting of the independent non-management Directors. In addition, when appropriate, in camera sessions are held at Board and committee meetings in the absence of management. The meeting of the independent, non-management Directors are chaired by the Chairman of the Board, Mr. Williams. The independent Directors are also given the opportunity to meet alone without non-independent, non-management Directors. During Fiscal 2005, the independent Directors met a total of five times.

The Chairman of the Board is David Williams, an independent director. The Chairman’s responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chief Executive Officer and the Board, procedures to govern the Board’s performance. Further, the Chairman ensures that the Board operates independently of management and that directors have an independent leadership contact. As part of his responsibilities, the Chairman is responsible for obtaining peer reviews of the operation of the Board to obtain insight as to areas where the Board and its committees could be operating more effectively. The Chairman chairs all Board meetings including meetings at which only independent directors are present. During their meetings, several Board committees also hold sessions with only independent directors present.

The Board believes that the size and composition of the Board serves the Corporation and its shareholders well. The Board believes that all of its directors, including its non-independent director(s), make a valuable contribution to the Board and the Corporation. As indicated above, a majority of the Corporation’s current directors are independent. The director(s) who is not independent possesses extensive knowledge of the Corporation’s business and has extensive business experience, both of which have proven to be beneficial to the other directors, and his participation as a director contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances. All seven director nominees are independent.

A2

See “Particulars of Matters to be Acted Upon - Election of Directors” for biographies of the Director nominees.

The following table sets out the directorships held by the Director nominees in other public companies.

Director Nominee	Other Reporting Issuer
Michael Blair	Automodular Corporation (TSX: AM) Dominion Citrus Income Fund (TSX: DOMUN) Dominion Citrus Limited (TSX: DMN)

Benoit Bouchard	N/A

Bernd Christmas	N/A

Michael Fleischer	Bogen Communications International Inc. (OTC: BOGN.PK)

George Ploder	Patheon Inc. (TSX: PTI) Vital Retirement Living Inc. (TSX-V: VTT)

Christopher S. Wallace	Premium Brands Income Fund (TSX: PBIUN) Premium Brands Inc. (TSX: FFF) Mobile Lottery Solutions Inc. (TSX-V: MLS)

David Williams

RoaDor Industries Ltd. (TSX-V: RDR)

Atlantis Systems International, Inc.

Emblem Capital Inc. (TSX-V: EMB)

Rockies Financial Corporation (TSX-V: RKI)

Resin Systems Inc. (TSX: RS)

Western Silver Corporation (TSX: WTC; AMEX: WTZ)

Committees

The Board has four committees, an Audit Committee, a Human Resources and Compensation Committee, a Corporate Governance and Nominating Committee and an Environmental and Safety Committee. All of the Board committees are composed solely of outside directors.

The majority of the current directors are independent directors in accordance with NI 58-101, NP 58-201 and the AMEX Provisions. All of the directors on the committees of the Board are independent directors in accordance with NI 58-101, NP 58-201 and the AMEX Provisions, except Mr. Pierre Meunier who serves on the Environmental and Safety Committee. The composition, mandate and activities of each committee are set out under “Statement of Corporate Governance Practices – Reports of Board Committees” of this Circular.

Position Descriptions

The Board has given a mandate to the Human Resources and Compensation Committee to develop position descriptions for senior management. Guidelines have been developed and approved by the Board which set out those matters requiring Board approval. See above under “Composition of the Board of Directors” for the position description for the Chairman of the Board. The Board has not yet approved mandates for the Chairman of the Board committees or the President and Chief Executive Officer of the Corporation. Nevertheless, in each instance the person charged with such position is effectively charged with the responsibility of overseeing the efficient operation of the Board, its committees or Management of the Corporation, respectively. It is expected that written mandates will be implement during the Corporation’s current financial year.

Certain of the principal duties of the Chairman of each Board committee is preside over meeting of the committee and to provide leadership to enhance the effectiveness and focus of the committee. The President and Chief Executive Officer of the Corporation is responsible for the day-to-day operation of the Corporation and in fulfilling such responsibilities is required to act honestly and in good faith with a view to the best interests of the Corporation.

A3

Director Orientation and Continuing Education

In accordance with NI 58-101 and NP 58-201, the Corporation has established a process to provide an orientation and education program for new recruits to the Board. The Corporate Governance and Nominating Committee is responsible for proposing new directors to the Board. In addition, the orientation of new directors and the ongoing development of existing Directors is the responsibility of the Corporate Governance and Nominating Committee. New directors are advised of the Corporation’s corporate governance practices and policies, are requested to review the Corporation’s most recent significant public disclosure documents, and such other documents as the Corporate Governance and Nominating Committee may deem appropriate. In addition, senior management of the Corporation makes regular presentations to the Board on the main areas of the Corporation’s business. Directors are encouraged to meet regularly with Management and are invited to tour the Corporation’s various facilities.

Board Functioning and Independence

The Board policy requires that all major strategic decisions, including any change in the strategic direction of the Corporation, be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation’s business and management’s expectations and planned actions in respect thereto.

The Board reviews the adequacy and form of the compensation of directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective director. The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfil its mandate. As well, the Audit Committee, composed entirely of outside directors, has assumed responsibility to review related party transactions.

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team, including the Chief Executive Officer, in achieving the Corporation’s strategic objectives as determined by management and the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The Board has formally adopted a Corporate Governance Policy which requires the board to meet at least once annually without management present. In addition, the Board conducts a session without management present each year to review the recommendations of the Human Resources and Compensation Committee. The Human Resources and Compensation Committee also conducts part of its deliberations without management present. As well, the Audit Committee has a policy to meet periodically and at least annually with the Corporation’s internal and external auditors without management present.

The Board has implemented a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. Prior approval of the Chairman and Chief Executive Officer or the Chair of the Audit Committee is required for the retention of such an adviser.

In addition, the charter established by each of the Audit Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee and the Environmental and Safety Committee provide for authority for each such committee to engage internal and external legal, accounting and other advisors, and for the committee to determine the funding necessary for compensation to such advisors.

The Corporate Governance and Nominating Committee conducts an annual evaluation of the effectiveness of the Board, its committees and the contribution of individual directors. The Corporate Governance and Nominating Committee reviews the operation of the Board and committees, adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and the effectiveness of the Chairman in managing Board meetings.

Shareholder Communications

The Corporation endeavours to keep all shareholders well informed as to the financial performance of the Corporation, primarily by means of its annual and quarterly reports, and by press releases. The Board has specifically adopted a disclosure policy and a shareholder communication policy in furtherance of these goals which can be found on the Corporation’s website at www.bennettenv.com.

A4

Management of the Corporation is receptive to shareholder feedback in any form. It is the policy of the Corporation to receive and respond promptly to shareholder enquiries, while being guided by legal requirements as well as the Corporation’s policies in respect to confidentiality and disclosure.

Code of Business Conduct and Ethics

In 2004, the Corporation formally adopted a Code of Business Conduct and Ethics and related policies, which sets high standards for ethical behaviour throughout the organization.

The Code of Business Conduct and Ethics provides the entire organization with the same frame of reference for dealing with sensitive and complex issues such as conflicts of interest, use of information, confidentiality of personal information, confidentiality of business information, corporate opportunities, use of inside information, fair trading, protection and use of company assets, accounting practices, records retention, compliance with laws, rules and regulations, and duty to report and consequences. The Code of Business Conduct and Ethics applies to employees of the Corporation as well as directors and officers of the Corporation. The Code of Business Conduct and Ethics can be found on the Corporation’s website at www.bennettenv.com.

Whistleblower Policy

In March 2005, the Board adopted a Whistleblower Policy and delegated to the Audit Committee the responsibility of investigating and resolving all reported complaints made pursuant to the policy. The Whistleblower Policy can be found on the Corporation’s website at www. www.bennettenv.com.

A5

Exhibit 99.3

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on August 8, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, proxy held by a management nominee will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:00 am, Eastern Time, on August 3, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder

The undersigned “Registered Shareholder’ of Bennett Environmental Inc. (the “Company”) hereby appoints: David Williams, Chairman of the Board, or failing this person, Allan Bulckaert, President and Chief Execuitve Officer,

	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Bennett Environmental Inc. to be held at TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on August 8, 2006 at 9:00 AM (EST) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR all of the nominees listed below:

Michael F. Blair; Benoit Bouchard; Bernd Christmas; Michael Fleischer; George Ploder; Christopher S. Wallace; David Williams;

	For	Withhold

Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors	For	Withhold

Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, Proxy held by a management nominee will be voted as recommended by Management.

Interim Financial Statements Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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Exhibit 99.4

Computershare	Computershare investor Services Inc.

Stock Transfer Services Montreal Trust Centre 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: 604-661-9400 Fax: 604-661-9401

July 12, 2006

To All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Bennett Environmental Inc.

We confirm that the following material was sent by pre-paid mail on July 12, 2006 to the registered shareholders of Common shares of the subject Corporation:

A.	Notice of Annual Meeting/Management Information Circular

B.	Form of Proxy – Registered Shareholders

C.	2005 Annual Report/Letter to Shareholders/Management Discussion & Analysis/Consolidated Financial Statements

D.	Supplemental Mailing List Return Card

E.	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with exception of ADP Canada and ADP US) holding shares of the corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.

“Bernie Krause”

Mailing Specialist

Stock Transfer, Client Services

Telephone: 604-661-9400 (ext. 4096)

Fax: 604-661-9401